SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to Rule 13d-1(a) and Amendments thereto Filed
Pursuant to Rule 13d-2(a)

(Amendment No. 1)*

Avalon Correctional Services, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.001

(Title of Class of Securities)

053436 10 1

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
52 Vanderbilt Avenue
New York, New York 10017

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 053436 10 1	Page 2 of 9 Pages

1.	NAME OF FILING PARTIES Robert E. Robotti
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 295,822

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 295,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
295,822

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 053436 10 1	Page 3 of 9 Pages

1.	NAME OF FILING PARTIES Isaac E. S. Schwartz
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: 10,000

Shares
Beneficially	8.	Shared Voting Power: -0-

Owned by
Each	9.	Sole Dispositive Power: 10,000

Reporting
Person With	10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,000

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 053436 10 1	Page 4 of 9 Pages

1.	NAME OF FILING PARTIES Kenneth R. Wasiak
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 295,822

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 295,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
295,822

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.8%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 053436 10 1	Page 5 of 9 Pages

1.	NAME OF FILING PARTIES Ravenswood Management Company, L.L.C.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 295,822

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 295,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
295,822

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.8%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 053436 10 1	Page 6 of 9 Pages

1.	NAME OF FILING PARTIES The Ravenswood Investment Company, L.P.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[X]

3.	SEC Use Only

4.	Source of Funds
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 295,822

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 295,822

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
295,822

12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]

13.	Percent of Class Represented by Amount in Row (9)
8.8%

14.	Type of Reporting Person (See Instructions)
PN

	SCHEDULE 13D
CUSIP No. 053436 10 1			Page 7 of 9 Pages

STATEMENT ON SCHEDULE 13D AMENDMENT NO. 1

                     This Statement on Schedule 13D Amendment No. 1 (this "Amendment") is filed on behalf of the Filing Parties with the Securities and Exchange Commission (the "Commission").  This Amendment amends the Initial Statement on Schedule 13D (the "Initial Statement") with respect to the Class A Common Stock, par value $0.001 per share, of Avalon Correctional Services, Inc. filed on January 25, 2005 with the Commission as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Initial Statement.

Item 3.				Source and Amount of Funds or Other Consideration

The second paragraph of Item 3 if the Initial Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 295,822 shares of the Common Stock held by RIC is $661,183 (including brokerage fees and expenses).  All of the shares of Common Stock beneficially held by RIC were paid for using its working capital funds.

Item 5.				Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated to read as follows:

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of a group, is as follows:

Filing Party	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
Robotti (1)(3)	295,822	0	295,822	8.8%

Schwartz (1)(2)	10,000	10,000	0	**

Wasiak (1)(3)	295,822	0	295,822	8.8%
RMC (1)(3)	295,822	0	295,822	8.8%
RIC (1)(3)	295,822	0	295,822	8.8%

                     *Based on 3,345,131 shares of Common Stock outstanding as of December 21, 2004, which is based upon 4,967,579 shares reported outstanding as of November 9, 2004 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 less 1,622,488 shares reported repurchased by the Issuer in its Current Report on Form 8-K filed with the Commission on December 22, 2004.
                     ** Less than one percent.

Each of the Filing Parties disclaims beneficial ownership of the securities held by the other Filing Parties except to the extent of such Filing Party's pecuniary interest therein, if any.

Mr. Schwartz has the sole power to vote or direct the vote, and has the sole power to dispose or to direct the disposition of, 10,000 shares of Common Stock owned by the customers of Robotti & Company for whom Mr. Schwartz has investment discretion.

Each of Messrs. Robotti and Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition of, 295,822 shares of Common owned by RIC.

SCHEDULE 13D
CUSIP No. 053436 10 1			Page 8 of 9 Pages

(c) Since their most recent filing on Schedule 13D, the Filing Parties effected no transactions in the Common Stock other than those set for the in the following table:
Filing Party	Date	Buy or Sell	Number of Shares	Price

RIC	01/25/2005	Buy	5,000	$2.2506
RIC	01/28/2005	Buy	900	$2.09
RIC	02/03/2005	Buy	20,800	$2.0091
RIC	02/04/2005	Buy	12,500	$1.9312
RIC	02/09/2005	Buy	6,500	$2.00

All of the transactions listed above were effected in the open market.

(d)

No Person other than the Filing Parties is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Parties.

(e)			Not Applicable.

SCHEDULE 13D
CUSIP No. 053436 10 1			Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	February 11, 2005

/s/ Robert E. Robotti		/s/ Isaac E. S. Schwartz

Robert E. Robotti		Isaac E. S. Schwartz

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

The Ravenswood Investment Company, L.P.

		By:	Ravenswood Management Company, L.L. C.
Its General Partner
Ravenswood Management Company, L.L.C.

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: Managing Member		Title: Managing Member